Exhibit 99.1

Pointer Telocation Announces Entry into a Major Contract in Brazil

Potential Revenues of up to $6.5 Million Over Five Years

Largest Contract to Date in this Expanding Market

Rosh HaAyin, Israel, May 16, 2019. Pointer Telocation Ltd. (Nasdaq: PNTR; TASE: PNTR) – a leading provider of telematic services and technology solutions for Fleet Management, Mobile Asset Management and Internet of Vehicles, announced today that it has received a large fleet management contract in Brazil valued at up to $6.5 million over five years.

Installations are expected to be completed in the third quarter of 2019 to support services ramp in the fourth quarter of 2019 based on Pointer's telematic services and technology solutions for Fleet Management.

This contract is in addition to the $4 million over 2-4 years of other new contracts in Brazil which we mentioned in our February 28th 2019 investors call.

David Mahlab, President and Chief Executive Officer of Pointer, commented: “We are excited to receive this new contract in one of our largest target markets. This is an additional strategic win for Pointer with a key customer. Following on the North American market expansion opportunity we announced at the end of 2018, with this contract and others, we expect to see continued market share gains in 2019.”

About Pointer Telocation

For over 20 years, Pointer has rewritten the rules for the Mobile Resource Management (MRM) market and is a pioneer in the Connected Car segment. Pointer has in-depth knowledge of the needs of this market and has developed a full suite of tools, technology and services to respond to them. The vehicles of the future will be intimately networked with the outside world, enhancing and optimizing the in-car experience.

Pointer’s innovative and reliable cloud-based software-as-a-service (SAAS) platform extracts and captures an organization’s critical mobility data points – from office, drivers, routes, points-of-interest, logistic-network, vehicles, trailers, containers and cargo. The SAAS platform analyzes the raw data, converting it into valuable information for Pointer’s customers and providing them with actionable insights, thus enabling the customers to improve their bottom line and increase their profitability. For more information, please visit http://www.pointer.com, the content of which does not form a part of this press release.

Risks Regarding Forward Looking Statements

Certain statements made herein that use words such as “estimate”, “project”, “intend”, “expect”, “'believe”, “may”, “might”, “predict”, “potential”, “anticipate”, “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when Pointer discusses the size of the Brazil contract, timing of equipment installation, and future expansion in North America and execution of existing agreements in Brazil, it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

Company contact: Yaniv Dorani, CFO Tel: +972-3-5723111 E-mail: yanivd@pointer.com	Investor Relations Contact at Hayden IR, LLC: Brett Maas Tel: +1-646-536-7331 E-mail: brett@haydenir.com David Fore Tel: +1-206-395-2711 E-mail: dave@haydenir.com